DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com
T 404.736.7863 F 404.682.7863

October 14, 2025

VIA EDGAR

Alberto H. Zapata
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	IDA Private Access Fund; File Nos. 333-288602 and 811-24101

Dear Mr. Zapata,

On July 10, 2025, IDA Private Access Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On August 12, 2025, you provided written comments regarding the Registration Statement. Please find below your comments and the Registrant’s responses, which the Registrant has authorized us to make on behalf of the Registrant.

General

1. We note that the Registration Statement is missing information and exhibits and contains bracketed disclosures (e.g., dates, fee table data, custodian information, and financial statements). Moreover, a full financial review of seed financial statements and an auditor’s report and consent must be performed prior to declaring the Registration Statement effective. We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

The Registrant will provide the missing information in a pre-effective amendment to the Registration Statement.

2. Please advise us if you have submitted or intend to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement.

The Adviser does not intend to seek such relief at this time. However, the Adviser reserves the right to seek such relief in the future.

PROSPECTUS

Cover Page

3. Add a cross-reference to the risks associated with the Fund’s leveraged cap structure. See Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

The Registrant has revised the disclosure as requested.

Summary

4. The Fund states that it may enter one or more Credit Facilities. Please file any completed Credit Facility Agreements in an amendment to the Registration Statement.

The Registrant has not yet entered into any Credit Facility Agreements.

5. The first paragraph mentions “more detailed information incorporated by reference in this prospectus...” Please tell us what information is being incorporated by reference into this prospectus or remove the reference.

The financial statements will be incorporated by reference in the future, which is why it was included in the legend in the first paragraph; however, the Registrant has removed the reference.

6. Revise to explain what is meant by “with low sensitivity to traditional public equity and fixed income indices” and how the strategy is designed to achieve that goal.

The Registrant has revised the disclosure as requested.

7. Revise to more clearly organize and explain the types of private market asset classes and segments in which the Fund will invest, and address how the Adviser sources, performs diligence on, and analyzes, such investments. In addition, revise to explain more concisely the “fundamentally and technically driven strategies” in which the Underlying Funds invest.

The Registrant has revised the disclosure as requested.

Summary of Fund Expenses

8. Please include a completed fee table with your response letter.

The completed fee table is provided below:

Shareholder Transaction Expenses
Maximum Sales Load (as a percent of offering price)	None
Dividend Reinvestment Plan Fees	None
Contingent Deferred Sales Charge	None
Annual Expenses (as a percentage of net assets attributable to Class I shares)
Management Fees	1.00%
Other Expenses[1]	0.66%
Shareholder Servicing Fee	0.25%
Distribution Fee	None
Acquired Fund Fees and Expenses[2]	2.44%
Total Annual Fund Operating Expenses	4.35%

[1]	Estimated for the current fiscal year.
[2]	Acquired Fund Fees and Expenses (“AFFE”) include an estimate of certain of the fees and expenses incurred indirectly by the Fund as a result of the Fund’s investment in shares of registered investment companies (including, short-term cash sweep vehicles) and the Underlying Funds.
[3]	The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the Expense Limitation Agreement) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs), to the extent that they exceed 2.00% per annum of the Fund’s average daily net assets attributable to Class I shares (the Expense Limitation). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least until July 31, 2027, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Fund’s Board on 60 days’ written notice to the Adviser. See “Management of the Fund.”

Possible Risks of Conflicts

9. On page 7, Allocation of Investment Opportunities Risk. If applicable, please add disclosure to this risk regarding whether the Fund and its Adviser intend to file a Co-Investments application to co-invest along affiliates.

It is not applicable, so the Registrant has not revised the disclosure.

Investment Objectives, Policies and Strategies

10. On page 11, Subsidiaries. The Fund discloses that it will hold certain investments in Single- Asset Subsidiaries and may engage in bank borrowings through a Financing Subsidiary.

Please define Single-Asset Subsidiaries and Financings Subsidiary, collectively, as “Subsidiaries.” Also, disclose such “Subsidiaries” include entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

The Registrant has revised the disclosure as requested; however, such subsidiaries have not yet been created, so they cannot be disclosed in the prospectus.

11. Confirm in correspondence that the Subsidiaries and their board of directors will agree to inspection by the staff of the Subsidiaries’ books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder. If there will be foreign subsidiaries, confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

The Registrant confirms that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder. The Registrant confirms that, if a Subsidiary will be a foreign corporation, the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Risk Factors

12. On page 12, Limited Operating History. Please correct the typographical error in the paragraph associated with this subheading.

The Registrant has corrected the typographical error in the paragraph.

13. It is unclear from the disclosure whether the Adviser has experience managing registered investment companies and/or investing in private market investments. If the Adviser’s experience in one or more of these areas is limited, please consider the need for additional risk disclosure addressing the Adviser’s experience, resources, and capabilities.

The Registrant has added the disclosure requested.

Fund Expenses

14. On page 19, please specify in this section which entity will pay for the initial and ongoing organizational and offering costs of the Fund. Please also elaborate on the accounting treatment for both and where such costs will be included in the fee table. Please confirm whether this entity will be seeded in a formation transaction. If so, please provide an analysis addressing the applicability of Reg S-X 6-11.

The Registrant has revised the disclosure as requested. The Fund will not be seeded through a transaction involving a reorganization of an existing fund as contemplated under Reg S-X 6-11.

STATEMENT OF ADDITIONAL INFORMATION

15. On page 2, Certain Portfolio Securities and Other Operating Policies. The disclosure in this paragraph contains a sentence fragment and additional language referencing an 80% policy and investment strategies which appear to be those of another fund. Please redraft this paragraph to map to the Fund’s portfolio securities and other operating policies.

The Registrant has corrected the disclosure as requested.

PART C: OTHER INFORMATION

16. The Registration Statement has not been signed in accordance with section 6 of the Securities Act. Existing disclosure states that Mary Moran Zeven, Carrie Schoffman, and Clifford Schireson are your Trustees while the Registration Statement is improperly signed by Terrance Davis as your sole Trustee. The principal executive officer, principal financial officer, comptroller or principal accounting officer, and majority of the board must sign the Registration Statement. Please ensure the Registration Statement is signed in accordance with section 6 of the Securities Act in a subsequent pre-effective amendment.

The three trustees and the officers named in the Registration Statement will become trustees and officers after the organizational board meeting for the Fund. As of the date of the Registration Statement, the Registrant had only one initial trustee, who signed the Registration Statement. Once the named trustees and officers have been formally elected, they will sign the Registration statement in accordance with Section 6(a) of the 1933 Act.

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If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

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